EXHIBIT 99.11
GMAC RFC
2005 ANNUAL STATEMENT OF COMPLIANCE CERTIFICATE
     Pursuant to the governing documents including, but not limited to various Pooling and Servicing Agreements, Indentures, Trust Agreements and Sales and Servicing Agreements (“the Agreements”), where Residential Funding Corporation (“the Company”) has been appointed Master Servicer or Servicer, and an annual statement of compliance is required to be delivered to either the Trustee or the Investor. The undersigned Managing Director and Director of Residential Funding Corporation, hereby certify that:
(i)	a review of the activities of the Master Servicer during the proceeding calendar year has been conducted, and the performance of the duties outlined in the agreements has been made under the undersigned officers supervision; and

(ii)	To the best of the undersigned officers knowledge, based on the aforementioned review, the Master Servicer has complied with the minimum servicing standards set forth in the USAP for Mortgage Bankers, and has fulfilled its obligations relating to the Agreements in all material respects throughout such year; and

(iii)	To the best of the undersigned officers knowledge, each Subservicer has complied with the minimum servicing standards set forth in the USAP for Mortgage Bankers, and has fulfilled its obligations relating to the Agreements in all material respects throughout such year; and

(iv)	To the best of the undersigned officers knowledge each Subservicer has fulfilled its obligations under the servicing agreement with respect to Section 6050H, 6050J and 6050P of the Internal Revenue Code with respect to the reporting of foreclosures and abandonment of Mortgage Properties.

Dated: March 15, 2006

/s/ Barbara Wendt Barbara Wendt
Managing Director, Master Servicing

/s/ Darsi Meyer Darsi Meyer
Director, Securities Administration
GMAC-RFC
2255 North Ontario Street       Suite 400       Burbank, CA 91504
818.260.1400       gmacrfc.com